SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                (Amendment No. 2)*

                                    TESCORP, INC.
          _________________________________________________________________

                                  (Name of Issuer)

                       Common Stock, par value $.02 per share
          _________________________________________________________________

                           (Title of Class of Securities)

                                     881584106
                            ____________________________
                                   (CUSIP Number)

                                   Fred Lieberman
                       6251-B Park of Commerce Boulevard, N.W.
                  Boca Raton, Florida  33487 (Phone: (561) 994-4944
          ________________________________________________________________
                     (Name, Address and Telephone Number of Person
                    Authorized to Receive Notices and Communications)

                                  July 25, 1997
                              _______________________
                         (Date of Event which Requires Filing
                                of this Statement)


          If the filing person has previously filed a statement on Schedule13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box __.

          Check the following box if a fee is being paid with the statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
          Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note:   Six copies of this statement, including all exhibits,
          should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D
          CUSIP No. 881584106

                    1.   Name of Reporting Person
                         SS or IRS Identification No. of above person

                         Fred Lieberman
                         ###-##-####

                    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                         (a)___  (b)___

                    3.   SEC USE ONLY

                    4.   SOURCE OF FUNDS*
                         00

                    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                         ____

                    6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                         United States

                    NUMBER OF SHARES    7.   SOLE VOTING POWER
                    BENEFICIALLY OWNED       313,060
                    BY EACH REPORTING
                    PERSON WITH         8.   SHARED VOTING POWER
                                             -0-

                                        9.   SOLE DISPOSITIVE POWER
                                             313,060

                                        10.  SHARED DISPOSITIVE POWER
                                             -0-

                    11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         313,060

                    12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                         EXCLUDES CERTAIN SHARES*                   ____


                    13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         2.4%

                    14.  TYPE OF REPORTING PERSON*

                         IN

                            *SEE INSTRUCTIONS BEFORE FILLING OUT!

          Item 1.   Security and Issuer.

                    This statement relates to the common stock, par value $.02 per share ("Common Stock"), of Tescorp, Inc., a Texas corporation (the "Company"). The principal executive offices of the Company are located at 327 Congress Avenue, Austin, Texas 78701.


          Item 2.   Identity and Background.

                    This statement is filed by Fred Lieberman.

                    The business address of Mr. Lieberman is 6251-B Park of Commerce Boulevard, N.W., Boca Raton, Florida 33487.

                    Mr. Lieberman's principal occupation is that of private investor. See the preceding paragraph for Mr. Lieberman's business address.

                    During the last five years, Mr. Lieberman has not been
          (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

                    Mr. Lieberman is a citizen of the United States.


          Item 3.   Source and Amount of Funds or Other Consideration.

                    Not applicable.


          Item 4.   Purpose of Transaction.

                    On July 25, 1997, Mr. Lieberman sold 855,000 shares of Common Stock to a third party who is not affiliated with Mr. Lieberman at a price of $2.98 per share. Prior to that date and since the last amendment to this Schedule 13D, Mr. Lieberman sold an aggregate of 112,000 shares of Common Stock in a series of open market sales during January 1997 at an average price per share of $3.36.

          Item 5.   Interest in Securities of the Issuer.

                    Mr. Lieberman owns beneficially, and has the sole power to vote and dispose of, 313,060 shares or 2.4% of the outstanding Common Stock. Mr. Lieberman has no shared power to vote or direct the vote of, or to dispose or direct the disposition of, any shares of Common Stock. See Item 4 above for a description of transactions in Common Stock effected during the past 60 days and since the most recent filing of Schedule 13D.

                    The calculation of percentage of outstanding Common Stock set forth herein is based upon 13,178,007 shares of Common Stock outstanding as of June 10, 1997 as reported by the Company in its Form 10-KSB for the year ended March 31, 1997.


          Item 6.   Contracts, Arrangements, Understandings or
                    Relationships with Respect to Securities of the Issuer.

                    There are no other contracts, arrangements, understandings, agreements, or relationships (legal or otherwise) among Mr. Lieberman and any person with respect to securities of the Company.


          Item 7.   Material filed as Exhibits.

                    Not applicable.

                                      SIGNATURES

               After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.


          Date:     July 31, 1997
                                             s/Fred Lieberman
                                        _______________________________
                                             Fred Lieberman